  CRI, Inc.
  The CRI Building
  11200 Rockville Pike
  Rockville, Maryland 20852
  (301) 468-9200

February 21, 2006

Via U.S. Mail and EDGAR
Mr. Jorge L. Bonilla, Senior Staff Accountant
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Capital Realty Investors - 85 Limited Partnership (the "Registrant")
File No. 000-23766
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Quarterly Periods Ended March 31, 2005, June 30, 2005 and
September 30, 2005

Dear Mr. Bonilla:

I am writing in response to your letter of February 14, 2006 concerning comments of the Commission in connection with the Registrant's Form 10-K for fiscal year 2004 and Forms10-Q for the three quarterly periods in 2005.

The Commission's comments are set forth in boldface type below for your convenience.

Exhibit 99 Reports of Other Auditors

1.

We have considered your response to our prior comment. Please confirm for us that you will insure that ALL accounting reports filed as exhibits to future filings make reference to the PCAOB standards. All of the other auditors' reports that the principal auditor chooses to place reliance on must refer to the "PCAOB Standards", regardless of whether they met the threshold of being required to be registered with the PCAOB.

The Registrant will insure that all accounting reports filed as exhibits to future filings make reference to the PCAOB standards, regardless of whether the other auditor is required to be registered with the PCAOB.

In responding to the Commission's comments, the Registrant acknowledges that:

Mr. Jorge L. Bonilla

February 21, 2006

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question or comment, please feel free to communicate with me or, in my absence, with Melissa Lackey of this office, who is General Counsel for the Registrant's Managing General Partner.

Yours truly,
/s/ H. William Willoughby
H. William Willoughby
Principal Financial Officer

cc:  Mr. Robert Telewicz